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                                                          FOR IMMEDIATE RELEASE

                    CENDANT CORPORATION TO RESTATE EARNINGS

Stamford, CT and Parsippany, NJ, April 15, 1998 -- Cendant Corporation (NYSE:CD) today reported that, in the course of transferring responsibility for the Company's accounting functions from former CUC International, Inc. personnel to former HFS Incorporated accounting personnel and preparing for the reporting of first quarter 1998 results, it has discovered potential accounting irregularities in certain former CUC business units which are part of Cendant's Alliance Marketing Division (formerly the Membership segment). Accordingly, Cendant said it expects to restate annual and quarterly net income and earnings per share for 1997 and may restate certain other previous periods related to the former CUC businesses.

Based on presently available information, the effect on 1997 results is expected to be a reduction to net income prior to restructuring and unusual charges of approximately $100 to $115 million and earnings per share by about 11 to 13 cents, respectively. In 1997, the Company had previously reported net income prior to restructuring and unusual charges of $872 million and earnings per share of $1.00.

Cendant said that the potential accounting irregularities are limited to certain former CUC businesses, which accounted for less than one third of Cendant's net income in 1997. It said all its current businesses continue to perform strongly and that its anticipated percentage growth of earnings per share in 1998 over restated 1997 appeared achievable. Cendant expects to meet or exceed the currently forecasted Wall Street consensus estimate of 25 cents per share for the first quarter of 1998. However, since 1997 earnings per share will be reduced by about 11 to 13 cents, the Company anticipates that 1998 full-year earnings expectations will be reduced from current levels by approximately the same amount.

Henry R. Silverman, President and CEO, said: "Cendant remains a strong and highly liquid company. Our businesses are very healthy and growing, but we're growing off a

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lower base than we had been previously led to believe by certain members of the former CUC management."

The Company also stated it remains committed to completion of the previously announced American Bankers, National Parking Corporation and Providian Insurance transactions.

The Company said that upon discovering the potential accounting irregularities, it, together with its counsel, Skadden, Arps, Slate, Meagher & Flom LLP, assisted by auditors, immediately began an intensive investigation. As a result of the discovery and information developed to date, Cendant has taken a number of actions:

o    It has informed the appropriate regulatory authorities;

o The Audit Committee of the Board of Directors has engaged Willkie Farr & Gallagher as special legal counsel, and Willkie Farr has engaged Arthur Andersen LLP to perform an independent investigation;

o The Company has assigned all accounting, finance, financial reporting, budget, systems and control functions to the former HFS finance staff; and

o The Company has asked counsel to explore litigation against certain officers of the former CUC as well as other potential defendants.

In addition, the Company will take appropriate action, including immediate terminations, with respect to those individuals whom the investigation establishes have had any involvement in or knowledge of the potential accounting irregularities. The Company expects that the investigation its Audit Committee has commenced will establish the identity of such individuals.


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Silverman said: "We're outraged by the actions of a small number of former CUC employees who betrayed the trust that was placed in them by the Company and our fellow shareholders. We are taking the appropriate steps to address those actions. The Company will continue to pursue aggressively the independent and internal investigations that are underway and will take whatever further actions are necessary based on the results of that comprehensive inquiry."

The Company said it would not comment further on this matter until the ongoing investigation has been completed and the results presented to its Audit Committee and Board of Directors.

In accordance with SAS No. 1, the Company's previously issued financial statements and auditors' reports should not be relied upon. Revised financial statements and auditors' reports will be issued upon completion of the investigations.

Cendant (NYSE:CD) is the world's premier provider of consumer and business services. Cendant operates in three principal segments: Alliance Marketing, Travel and Real Estate Services. In Alliance Marketing, Cendant provides access to travel, shopping, auto, dining, and other services through more than
66.5 million memberships worldwide. In Travel Services, Cendant is the leading franchisor of hotels and rental car agencies worldwide, the premier provider of vacation exchange services and the second largest fleet management company. In Real Estate Services, Cendant is the world's premier franchisor of residential real estate brokerage offices, a major provider of mortgage services to consumers and a global leader in corporate employee relocation. Headquartered in Stamford, CT and Parsippany, NJ, the company has more than 34,000 employees, operates in over 100 countries and makes approximately 100 million customer contacts annually.


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Certain matters discussed in the news release are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to a number of known and unknown risks and uncertainties including, but not limited to, the outcome of the Audit Committee's investigation; uncertainty as to the Company's future profitability; the Company's ability to develop and implement operational and financial systems to manage rapidly growing operations; competition in the Company's existing and potential future lines of business; the Company's ability to integrate and operate successfully acquired businesses and the risks associated with such businesses; the Company's ability to obtain financing on acceptable terms to finance the Company's growth strategy and for the Company to operate within the limitations imposed by financing arrangements;
uncertainty as to the future profitability of acquired businesses; and other factors. Other factors and assumptions not identified above were also involved in the derivation of these forward-looking statements, and the failure of such other assumptions to be realized as well as other factors may also cause actual results to differ materially from those projected. The Company assumes no obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking statements.


Investor Contact:           Media Contact:        or:
Laura P. Hamilton           Elliot Bloom          Jim Fingeroth/Thomas Davies
Senior Vice President       Vice President        Kekst and Company
Corporate Communications    Public Relations
and Investor Relations      (973) 496-8414        (212) 521-4800
(203) 965-5114

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